UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)*

BELEZA LUXURY GOODS, INC.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

077916 104
(CUSIP Number)

Marcus Smith
 5925 Kirby Drive, Suite E324, Houston, Texas 77005
Telephone 713.851.1121
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2009
 (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  077916 104

 1.           Names of Reporting Persons.
I.R.S. Identification Nos. of above persons  (entities only).

Marcus Smith

2.            Check the Appropriate Box if a Member of a Group (See Instructions)

(a)   N/A

(b)   N/A

3.            SEC Use Only
____________________________________________________________

4.            Source of Funds (See Instructions)

PF

5.            Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6.            Citizenship or Place of Organization

United States

Number of Share	7.	Sole Voting Power:	YES
Beneficially Owned by	8.	Shared Voting Power:	NO
Each Reporting	9.	Sole Dispositive Power:	YES
Reporting Person with	10.	Shared Dispositive Power:	NO

11.          Aggregate Amount Beneficially Owned by Each Reporting Person

2,000,000 Common Shares

12.          Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

N/A

13.          Percent of Class Represented by Amount in Row (11)

71.45.%

14.          Type of Reporting Person (See Instructions)

IN and HC

Item 1.       Security and Issuer
This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") issued by Beleza Luxury Goods, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices were located at 5925 Kirby Drive, Suite E324, Houston, Texas 77005

Item 2.       Identity and Background.
This statement is filed by Mr. Marcus Smith, an individual person who is a citizen of the United States (the "Reporting Person") and resides in Houston, Texas.  The Reporting Person is President, CEO, CFO, Secretary, Treasurer and Director of the Issuer.   Mr. Smith has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.       Source and Amount of Funds or Other Considerations.
In March 2006 the issuer issued 2,000,000 common shares, having $0.001 par value per share, to Marcus Smith at an offering price of $0.001 per stock pursuant to Rule 506 of Regulation “D”. These shares were issued in an acquisition share exchange in which $2,000 cash proceeds were realized.

Item 4.       Purpose of Transaction
On March 22, 2006, Beleza Luxury Goods, Inc., issued to Marcus Smith 2,000,000 common shares, having $0.001 par value per share for total proceeds equivalent to $2,000.00 pursuant to Rule 506 of Regulation “D”. The Company accepted Pablo and Peter Calico Promotions 100 common Shares owned by Marcus Smith in lieu of the $1,000.00 payment. The Company accepted 100 common shares of Amerioca Consultant, LLC shares owned by Marcus Smith in lieu of the $1,000.00 payment.

Amerioca Consultant, LLC doing business as Marcus B. Smith Galleries, was incorporated on July 19, 2004, under the laws of the state of Georgia. On March 22, 2006, Marcus B. Smith Galleries became a wholly owned subsidiary of Beleza Luxury Goods Inc.

This acquisition was executed by exchanging all (100%) of the issued and outstanding common shares of Amerioca Consultant, LLC owned by the sole shareholder, Marcus Smith, for 1,000,000 common shares issued by Beleza Luxury Goods, Inc..

On October 18, 2005 Pablo and Peter Calico Promotions, LLC, dba Pablo Calico Cigars was incorporated in the State of Texas. On March 22, 2006, Pablo Calico Cigars became a wholly owned subsidiary of Beleza Luxury Goods Inc. This acquisition was executed by exchanging all (100%) of the issued and outstanding common Shares of Pablo and Peter Calico Promotions, LLC owned by the sole shareholder, Marcus Smith, for 1,000,000 common Shares issued by Beleza Luxury Goods, Inc.

The Company’s shares are not traded or quoted on any stock exchange or over-the-counter bulletin board.

Item 5.       Interest in Securities of the Issuer.
As of the date of the Reporting Event, the Reporting Person beneficially owns 2,000,000 shares of the Issuer's stock, comprising approximately 71.45% of the shares common stock outstanding. The percentage used herein was calculated based upon the 2,799,000 shares of Common Stock of the Issuer stated by the Issuer as issued and outstanding as of the date of the Reporting Event.

The Reporting Person has sole voting and dispositive powers with respect to 2,000,000 shares of Common Stock which he owns.

Item 6.       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
None

Item 7.       Material to be Filed as Exhibits.
None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2009

/s/ Marcus Smith
Marcus Smith